SembCorp Industries

03 JAN 21 AM 7:21

Rule 12g3-2(b) File No. 825109

03003317

SUPPL

9 January 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Linda Hoon (Ms)
Group Company Secretary

Enclosure

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 6356 3119 Fax: (65) 6352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 40 OF 09.01.2003
Announcement No. 40

SEMBCORP INDUSTRIES LTD

SMOE CLINCHES TWO CONTRACTS WORTH $460 MILLION

SMOE, the Oil and Gas division of SembCorp Utilities (SembUtilities), has been awarded two contracts worth a total of $460 million. The contracts are for the fabrication and installation of Floating, Production, Storage and Offloading (FPSO) topside facilities for Bouygues Offshore S.A. and an offshore central processing facility platform for Occidental Petroleum Company of Qatar Ltd*.

"We are very pleased to be awarded these contracts by two new clients – Bouygues Offshore and Occidental Petroleum. The contracts demonstrate that SMOE is capable of competing with the very best in delivering high quality products, on a tight schedule and at competitive prices", Mr M. P. Premraj, Executive Vice President of SMOE, said.

SMOE's orderbook now stands at $740 million.

<u>FPSO topside facilities for Bouygues Offshore S.A.</u>

The first is a contract from Bouygues Offshore S. A. to fabricate and install topside facilities onto a FPSO vessel for the ERHA Field under development by Esso Exploration and Production Nigeria (Esso), a division of ExxonMobil Corporation. The completed FPSO will be amongst the world's largest and will be located offshore Nigeria in water depths of approximately 1,200 metres.

For this project, SMOE will work with another SembCorp Industries business unit, Sembawang Shipyard, to provide the bulk structural steel materials and to fabricate 11 modules, including, the main gas injection trains and generator modules as well as various utility modules, totalling around 16,000 tonnes in weight. These modules and other additional components fabricated elsewhere, will be integrated onto the hull of the FPSO by SMOE and Sembawang Shipyard. Scheduled for completion in the second quarter of 2005, the topside facilities will have a total weight of over 22,000 metric tonnes. The contract will also entail the hook-up, pre-commissioning and commissioning support of the facilities in Singapore prior to the vessel's departure for Nigeria. The topside processing facilities will have an initial production capacity of

165,000 barrels of oil per day.

The FPSO hull, which will be constructed in Korea, will have a length of 285 metres, a breadth of 63 metres and a displacement of 380,000 dwt, with an onboard storage capacity of 2.2 million barrels of crude oil.

Bouygues Offshore, the French engineering and construction company, was recently acquired by Saipem SpA and has been renamed Saipem S. A.

Offshore central processing facility platform for Occidental Petroleum Company of Qatar Ltd

The second contract is for an offshore central processing facility platform for Occidental Petroleum Company of Qatar Ltd, a subsidiary of the US-based Occidental Petroleum. The platform will be located in the Idd El Shargi North Dome Field in the Qatari sector of the Arabian Gulf, 80 kilometers northeast of Doha, in a water depth of approximately 36 metres.

SMOE will be responsible for the engineering, procurement, fabrication, pre-commissioning, load-out, transportation, installation, offshore hook-up and commissioning of the process/utility deck with jacket, flare structure with jacket, four bridges with one support jackets, as well as modifications to an existing platform to accommodate the new facilities. Scheduled for completion in the first quarter of 2005, the combined structures will have a total weight of more than 11,000 metric tonnes. The topside processing facilities will be capable of production rates of 176,000 million standard cubic feet of gas per day as well as water injection of 180,000 barrels per day.

About SMOE

SMOE is the oil and gas subsidiary of SembCorp Utilities, the wholly-owned utilities arm of SembCorp Industries. As an industry leader in offshore oil and gas engineering and construction, SMOE designs, procures, fabricates, installs and commissions offshore platforms, modules, and floating production systems for clients worldwide. SMOE offers its customers:

- Integrated Production Platforms
- Compression, Water Injection and Power Modules
- Wellhead and Riser Platforms

· Living Quarters and Pre-Assembled Modules
· Sub-structures
· A complete range of FPSO topside facilities.

SMOE has delivered more than 100 projects in its 29-year history, and its clients include the world's major oil and energy companies such as Shell, ChevronTexaco, ConocoPhillips, TotalFinaElf, Marathon and Unocal. SMOE and Sembawang Shipyard recently delivered the FPSO "Sea Eagle" also for Nigeria to Halliburton West Africa and the Shell Development Company of Nigeria. SMOE is currently executing a turnkey contract for the construction of its first North Sea project, a 7,100-tonne production platform for Maersk Oil and Gas, Denmark, as well as two wellhead/drilling/accommodation platforms totalling 22,000 tonnes for Devon Energy China.

About Sembawang Shipyard

Sembawang Shipyard is a wholly-owned shipyard of SembCorp Marine, the marine engineering arm of SembCorp Industries. With four drydocks totalling 710,000 dwt in capacity and a host of comprehensive workshops and engineering facilities, Sembawang Shipyard is one of the largest integrated ship repair facilities in a Singapore location in Southeast Asia. The shipyard's world class reputation is based on the company's commitment to innovative solutions, quality, Health Safety and Environment, total reliability, timely deliveries and expert project management.

Sembawang Shipyard has more than three decades of experience and proven track record in ship repair and offshore conversions, servicing an average of 200 vessels of all types annually for an international clientele in the oil, bulk, chemical and gas trades. In particular, Sembawang Shipyard is the chosen exclusive alliance shipyard for Shell International Trading and Shipping Company Limited (UK), BP Shipping (UK), BHP Billiton, Australia and Jo Tankers AS (Norway), for the repairs and refits of their fleets in the Far East. Additionally, Sembawang Shipyard's other long term partners includes Tschudi & Eitzen Shipmanagement AS (Norway) and Alaska Tanker Company (USA).

Besides the traditional sectors of tankers and bulkers, Sembawang Shipyard is a recognised specialist in niche markets of passenger ship conversions/refurbishment, FPSO/FSO conversions, offshore vessel conversions, complex lengthening conversions, chemical tankers, liquefied gas carriers, dredgers, offshore rigs and navy ship repairs. In addition to major

Besides regular dry-docking and repair work, for a regular clientele, other significant projects currently undertaken by Sembawang Shipyard the shipyard is currently carrying out the jumboisation of a dredger which when completed, would be the world's largest dredger, and the conversion of a DP Class 3 crane barge.

**The individual contract values are not disclosed at the request of the clients.*

- End -

Released on January 9, 2003

For press and analyst enquiries, please contact:

Ng Lay San (Ms)
Manager
Group Corporate Relations
SembCorp Industries
Tel: (65) 6357 9150
Fax: (65) 6352 2163
Email: laysan@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 09/01/2003 to the SGX